Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 11A DATED APRIL 13, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011, supplement no. 6 dated January 6, 2012, supplement no. 7 dated February 21, 2012, supplement no. 8 dated March 14, 2012, supplement no. 9 dated March 22, 2012, supplement no. 10 dated March 29, 2012 and supplement no. 11 dated April 5, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office building containing 198,565 rentable square feet in Salt Lake City, Utah.
Probable Real Estate Investment
Gateway Tech Center
On April 9, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire an office building containing 198,565 rentable square feet located on approximately 9.0 acres of land in Salt Lake City, Utah (“Gateway Tech Center”).  The seller is not affiliated with us or our advisor.  The purchase price of Gateway Tech Center is approximately $30.3 million plus closing costs.  We intend to fund the purchase of Gateway Tech Center with proceeds from a mortgage loan and proceeds from this offering.  We are currently negotiating the terms of this mortgage loan. Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.0 million of earnest money.
Gateway Tech Center was built in 1909 and completely renovated and converted to office use in 1996, and as of April 1, 2012 was 92% leased to 16 tenants.  As of April 1, 2012, the aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements) for the tenants of Gateway Tech Center was approximately $2.9 million, the weighted-average remaining lease term for the tenants was approximately 5.0 years and the weighted-average rental rate over the remaining lease term was $21.89 per square foot.
Currently, Gateway Tech Center has two tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant is a non-profit corporation that exists to assure a reliable bulk electric system in the western United States, two Canadian provinces and the northern portion of Baja California, Mexico. The tenant occupies 44,582 rentable square feet or approximately 22% of the total property rentable square feet. Its lease expires on April 30, 2020, with three five-year extension options. The tenant also has two one-time options to terminate its lease with respect to its entire leased premises, which options become effective on May 31, 2015 and May 31, 2017, respectively, with each option subject to a termination fee. As of April 1, 2012, the annualized base rent for this tenant was approximately $0.9 million, the remaining lease term was approximately 8.1 years and the average rental rate over the remaining lease term was $24.08 per square foot. The other tenant is in the grocery retailing industry with a retail network of grocery stores and pharmacies nationwide, ranging from hard discount to traditional and premium grocery formats. The tenant occupies 25,278 rentable square feet or approximately 13% of the total property rentable square feet. Its lease expires on February 28, 2015, with two three-year extension options. Although the tenant will be under the rental abatement period of its lease through May 31, 2012, as of April 1, 2012, the annualized base rent excluding the tenant concession was approximately $0.5 million, the remaining lease term was approximately 2.9 years and the average rental rate over the remaining lease term excluding the tenant concession was $17.68 per square foot.

The average occupancy rate for Gateway Tech Center during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	100%
2008	100%
2009	99%
2010	98%
2011	98%
The average effective annual rental rate per square foot for each of the last five years for Gateway Tech Center was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2007	$16.79
2008	17.24
2009	18.02
2010	18.93
2011	19.82
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of free rent, divided by the average leased square feet.
The table below sets forth a schedule for expiring leases for Gateway Tech Center by square footage and by annualized effective base rent as of April 1, 2012.

Year	Number of Expiring Leases	Annualized Effective Base Rent		% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2012	1	$132,710		4%	6,600	5%
2013	3	562,236		19%	27,805	20%
2014	5	463,980		16%	21,041	15%
2015	—	—	(1)	—	—	—
2016	1	152,831		5%	8,151	6%
2017	—	—	(1)	—	—	—
2018	1	318,367		11%	11,577	8%
2019	—	—	(1)	—	—	—
2020	2	1,318,504		45%	63,070	46%
2021	—	—		—	—	—
Thereafter	—	—		—	—	—
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(1)As of April 1, 2012, three tenants were under the rental abatement period of their respective leases. The aggregate annual effective base rent excluding the rental abatement for these leases was $0.9 million. The weighted-average remaining life of the rental abatement period for these three tenants is 4.1 months.
We believe that Gateway Tech Center is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Gateway Tech Center, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of Gateway Tech Center, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years. For the year ended December 31, 2011, Gateway Tech Center recorded $0.4 million in property tax expense.

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